VERVE THERAPEUTICS, INC.

500 Technology Square, Suite 901

Cambridge, Massachusetts 02139

July 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verve Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-265996

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Verve Therapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-265996), so that it may become effective at 4:30 p.m. Eastern time on July 12, 2022, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

VERVE THERAPEUTICS, INC.

By:	/s/ Allison Dorval
Name: Allison Dorval
Title: Chief Financial Officer

cc:	Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP